Exhibit 99.2

TOTAL 2, place Jean Millier La Défense 6 92 400 Courbevoie France Fax: + 33 (0) 1 47 44 68 21

Total continues to rationalize its European downstream portfolio

(refining and marketing)

Total signs a sale and purchase agreement with Rontec Investments LLP for its Retail Marketing and Fuel Distribution assets in the United Kingdom,

the Channel Islands & the Isle of Man

Media contacts:

Total UK Press Office

Claire Elliot

Tel.: 0870 241 4337

Iain Cracknell

Tel.: 0870 241 4337

Headquarter Press Office

Michaël Crochet-Vourey

Tel.: +33 (0) 1 47 44 81 33

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, June 21, 2011 - Total has signed a sale and purchase agreement to sell most of its Marketing assets in the United Kingdom, the Channel Islands and the Isle of Man to Rontec Investments LLP, a consortium led by Snax 24, one of the leading independent forecourt operators in the UK.

The assets included within this agreement consist of Total’s UK retail network, comprising 810 Total-branded service stations, its Butler heating oil business, the associated logistics infrastructure, as well as its Channel Islands and Isle of Man businesses.

The Rontec Investments consortium comprises Snax 24, one of the leading independent forecourt groups in the UK; Grovepoint, a London-based, independent principal investment firm; and Investec, an international specialist bank and asset manager.

This transaction, which is expected to complete later in 2011, is in line with the Group’s strategy of rationalising its downstream portfolio in Europe.

The sale process for Total’s refining assets in the UK is ongoing.

In addition to its exploration and production operations, Total will retain a direct market presence in the UK through its lubricants, aviation fuels, special fluids and chemicals businesses.

Total has been a major player in the energy supply chain in the UK for many years, through its strong presence in both exploration and production and gas and power. Total Exploration and Production UK is one of the most active oil and gas operators on the Continental Shelf, where it continues to invest heavily. Three projects were launched in 2010: Laggan Tormore, Islay and West Franklin Phase 2, in which more than US$5 billion will be invested in total.

*******

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com